Consent of Independent Auditors

The Board of Directors
General Electric Company:

We consent to the use of our report dated September 3, 2004, with respect to the consolidated balance sheets of GE Commercial AC Motors as of December 31, 2003 and 2002, and the related consolidated statements of operations and cash flows for the years then ended, and to our report dated February 3, 2005, with respect to the consolidated balance sheets of GE HVAC Motors and Capacitors as of December 31, 2004 and 2003, and the related consolidated statements of operations and cash flows for each of the years in the three year period ended December 31, 2004, each incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.

(signed) KPMG LLP

Hartford, CT
March 9, 2005